UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of May 2021

001-36203

(Commission File Number)

CAN-FITE BIOPHARMA LTD.

(Exact name of Registrant as specified in its charter)

10 Bareket Street

Kiryat Matalon, P.O. Box 7537

Petach-Tikva 4951778, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

This Report on Form 6-K (including the text under the heading “Financial Results”, the accompanying interim condensed consolidated financial statements and “Forward Looking Statements” in the press release in Exhibit 99.1) is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-227753) and Form F-3 (File Nos. 333-195124, 333-236064, and 333-249063), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On May 27, 2021, Can-Fite BioPharma Ltd. issued a press release entitled “Can-Fite Reports First Quarter 2021 Financial Results & Provides Clinical Update”. A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Attached hereto and incorporated by reference herein are the following exhibits:

99.1	Press release dated May 27, 2021

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Exhibit Index

Exhibit No.	Description

99.1	Press release dated May 27, 2021

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2021	By:	/s/ Pnina Fishman
Pnina Fishman
Chief Executive Officer

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